Mail Stop 0510

      May 25, 2005



Mr. Manfred Bender
Chief Financial Officer
Pfeiffer Vacuum Technology AG
Federal Republic of Germany
Berliner Strasse 43, D-35614 Asslar, Germany

	RE: Form 20-F for the Fiscal Year ended December 31, 2004
                    File No. 1-14264


Dear Mr. Bender:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 20-F for Fiscal Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 19
2. Please enhance your management`s discussion and analysis disclosures as follows:
* Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, please quantify your explanations for significant changes in sales and cost of sales in Germany, Europe (excluding Germany), United States and Asia as well as for each product category in terms of increases or decreases in prices, volume, foreign currency and new product introductions. Please also include an explanation of the underlying reasons for the changes;
* Please also discuss the impact on profitability due to increases in energy, steel and aluminum raw material prices. Discuss the overall market movements of these prices during each period, and address any material changes to these prices that have taken place subsequent to the period end;
* Please clarify where you classified the allowance for doubtful accounts recorded for the DVD business, and help us understand why the impact of this charge is not included in your discussion of operating profit for the year ended December 31, 2004. Please also tell us the factors that you considered in determining that the trade receivables of 1,800,000 Euros associated with the DVD business are not collectible; and
* Please discuss the reasons for the decrease in foreign exchange gains from 2,142,000 Euros in the year ended December 31, 2003 to 377,000 Euros in the year ended December 31, 2004.
   Please refer to Item 5 of the Form 20-F.
Contractual Obligations, page 34
3. Please revise your table of contractual cash obligations to include estimated payments under your pension plans and any interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Quantitative and Qualitative Disclosures about Market Risk, page
56

Commodity Price Risk, page 59
4. Please disclose the terms of your long-term framework agreements and how they help contain price increases in energy, steel and aluminum raw materials. Please include payments you are required to make under these agreements in your table of contractual cash obligations on page 34, or disclose that they have been included.

Item 15.  Controls and Procedures, page 60
5. Please file an amendment to your Form 20-F to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004. Refer to Item 15(a) of the
Form 20-F. In doing so, please refile the Form 20-F in its entirety.

Financial Statements

Consolidated Statements of Income, page F-4
6. Please present revenues from products sales and services separately in your statements of income. Please also present separately the cost of product sales and cost of services. Refer to
Rule 5-03(b)(1) and (2) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7
7. Please disclose the fixed asset write-downs of 1,400,000 Euros referred to in Note 6 separately as part of operating activities in your statements of cash flows.

Note 2 - Summary of Significant Accounting Policies, page F-9
8. Please disclose the types of expenses that you include in each of the cost of sales, selling and marketing expenses, and general and administrative expenses line items. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling and marketing expenses or general and administrative expenses. Inventories, page F-11
9. Please disclose your accounting policy for establishing reserves for inventory obsolescence.

Property, Plant and Equipment, page F-12
10. Given the broad range of useful lives assigned to buildings of
20
to 50 years, please separately discuss the types of assets that fall in each part of the range.

Note 12 - Stock-Based Compensation, page F-20
11. Please address the following regarding the structure and accounting of your employee participation programs:
* Please disclose the business purpose of the current structure of your employee participation programs; and
* Please explain to us how you determined it is appropriate to account for these programs using SFAS 123 as well as how your accounting of these programs complies with this guidance.

Note 13 - Pension Obligations and Similar Obligations, page F-22
12. Please tell us why the pension benefit payments amount of 1,479,000 Euros used to compute your projected benefit obligation at
December 31, 2003 is not equivalent to the pension benefit payments used to compute the fair value of your plan assets at December 31, 2003.
Note 15 - Commitments and Contingencies, page F-26
13. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 16 - Segment Information, page F-26
14. Given that on page 57 you state that the German segment generates a part of its revenues in foreign currencies, primarily the U.S.
dollar, please disclose how you determine which segment reports a customer`s revenues. It is not clear why all U.S. sales would not be reported in the U.S. segment.

Note 17 - Financial Instruments, page F-29
15. Please disclose whether your foreign currency hedges are fair value hedges or cash flow hedges and provide the corresponding disclosures required by paragraph 45 of SFAS 133 for each type of hedge.

Note 19 - Subsequent Events, page F-30
16. Please tell us how you met the requirements of paragraph 8 of SFAS 146 to record the redundancy expenses of 1.2 million Euros during the year ended December 31, 2004. Please also provide the disclosures specified in paragraph 20 of SFAS 146 and SAB Topic 5:P.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.


          						Sincerely,



								Rufus Decker
								Branch Chief
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Manfred Bender
Pfeiffer Vacuum Technology AG
May 25, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE